Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Calvert Social Investment Fund:

We consent to the use of our reports, incorporated herein by reference, dated November 25, 2015, with respect to the financial statements of the Calvert Balanced Portfolio, Calvert Bond Portfolio, Calvert Equity Portfolio, Calvert Large Cap Core Portfolio, Calvert Conservative Allocation Fund, Calvert Moderate Allocation Fund, and Calvert Aggressive Allocation Fund, each a series of Calvert Social Investment Fund, as of September 30, 2015, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and under the headings "Portfolio Holdings Disclosure", "Independent Registered Public Accounting Firm and Custodian", and "Fund Service Providers" in the Statements of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 28, 2016